UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 Paula Financial
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    703588103
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 7)

--------------------------------------------------------------------------------
CUSIP No. 703588103                    13G                     Page 2 of 7 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Saugatuck Capital Company Limited Partnership III

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         0
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          0

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0%

    12       TYPE OF REPORTING PERSON

             PN

--------------------------------------------------------------------------------
CUSIP No. 703588103                    13G                     Page 3 of 7 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Greyrock Partners Limited Partnership

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         55,727
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
          PERSON WITH                           55,727

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             55,727

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .9%

    12       TYPE OF REPORTING PERSON

             PN

Item 1(a).  Name of Issuer:

     The name of the Issuer is Paula Financial (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 300 N. Lake Avenue, Suite 300, Pasadena, CA 91101.

Item 2(a).  Name of Person Filing:

     This  statement is being filed  jointly by (i)  Saugatuck  Capital  Company
Limited Partnership III ("SCCLP III") and (ii) Greyrock Partners Limited Partnership ("Greyrock"). A copy of the joint filing agreement between the Reporting Persons is attached hereto as Exhibit A.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons is One Canterbury Green, Stamford, CT 06901.

Item 2(c).  Citizenship:

     SCCLP III and Greyrock are each limited partnerships organized under the laws of Delaware.

Item 2(d).  Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock.

Item 2(e).  CUSIP Number:

     703588103

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            (a) |_| Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o);
            (b) |_| Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An    investment    adviser   in    accordance    with   ss.
                    240.13d-1(b)(1)(ii)(E);
            (f) |_| An employee  benefit  plan or endowment  fund in  accordance with ss. 240.13d-1(b)(1)(ii)(F);
            (g) |_| A parent  holding  company or control  person in  accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

                                  4 of 7 Pages

Item 4.     Ownership.

                                                                                                             Shared
                                                                   Sole       Shared       Sole Power       Power to
                                                                 Power to    Power to    to Dispose or     Dispose or
                                     Amount                       Vote or     Vote or      Direct the      Direct the
                                  Beneficially       Percent      Direct      Direct      Disposition    Disposition of
      Reporting Person               Owned          of Class     the Vote    the Vote          of
      ----------------            ------------      --------     --------    --------    -------------   --------------
 1.  SCCLP III                          0               0%            0           0               0                0
 2.  Greyrock                      55,727 (1)          .9%            0      55,727               0           55,727

(1) These shares have been allocated to the accounts of individual general and limited partners of Greyrock, who have voting and investment control over the shares allocated to their respective accounts. Greyrock may be deemed to beneficially own all or a portion of such shares. The filing of this statement by Greyrock shall not be construed as an admission that Greyrock, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), is the beneficial owner of any securities covered by this statement.

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|. Each of SCCLP III and Greyrock beneficially own less than five percent of the outstanding shares of Common Stock.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.

     SCCLP III and Greyrock may be deemed to be members of a group pursuant to Rule 13d-5 but all such Reporting Persons disclaim membership in a group. The Reporting Persons hereby file this Schedule 13G pursuant to Rule 13-d(1)(d). A copy of the joint filing agreement between the Reporting Persons is attached hereto as Exhibit A.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     Not applicable.

                                  5 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


SAUGATUCK CAPITAL COMPANY LIMITED
  PARTNERSHIP III

By:  Greyrock Partners Limited Partnership


By:  /s/ Barbara E. Parker
     -------------------------------------
     Barbara E. Parker
     General Partner


GREYROCK PARTNERS LIMITED PARTNERSHIP


By:  /s/ Barbara E. Parker
     -------------------------------------
     Barbara E. Parker
     General Partner

                                  6 of 7 Pages

                                    EXHIBIT A

     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Paula Financial, a Delaware corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  February 12, 1999

SAUGATUCK CAPITAL COMPANY LIMITED PARTNERSHIP III

By:  Greyrock Partners Limited Partnership


By:  /s/ Barbara E. Parker
     -------------------------------------
     Barbara E. Parker
     General Partner


GREYROCK PARTNERS LIMITED PARTNERSHIP


By:  /s/ Barbara E. Parker
     -------------------------------------
     Barbara E. Parker
     General Partner

                                  7 of 7 Pages